UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8–K/A
Amendment No. 1

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 14, 2007

FELCOR LODGING TRUST INCORPORATED
(Exact Name of Registrant as Specified in Charter)

Maryland	**001-14236**	**75-2541756**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Fwy., Suite 1300
Irving, Texas   **75062**
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: **(972) 444-4900**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Form 8-K/A amends the Current Report on Form 8-K of FelCor Lodging Trust Incorporated (the Company) filed on December 20, 2007. The sole purpose of this Form 8-K/A is to provide the historical financial statements of the two hotels acquired as required by Item 9.01(a) and the pro forma financial information required by Item 9.01(b), which were not included in the original Form 8-K filing.

Item 9.01   Financial Statements and Exhibits.

   (a)   Financial Statements of Business Acquired

On December 14, 2007, the Company and FelCor Lodging Limited Partnership (FelCor LP), the operating partnership of the Company, completed the acquisition of the Renaissance Esmeralda Resort & Spa (the Esmeralda) in Indian Wells, California and the Renaissance Vinoy Resort & Golf Club (the Vinoy) in St. Petersburg, Florida for the aggregate purchase price of $225 million. The Esmeralda and the Vinoy were acquired from WSRH Indian Wells Mezz, LLC (Indian Wells) and WSRH VSP Mezz, LP and WSRH Club VSP, LLC (VSP), respectively. Indian Wells and VSP were formed by the seller, affiliates of Walton Street Capital and certain other parties, to own and operate the Esmeralda and Vinoy, respectively. Indian Wells and VSP are unrelated to the Company and FelCor LP and were established for the sole purpose of the ownership and operation of the acquired hotels.

The audited consolidated balance sheet of Indian Wells as of December 31, 2006 and the related consolidated statements of income, cash flows and members' equity for the year ended December 31, 2006 are attached hereto as Exhibit 99.1 and incorporated by reference herein. The audited combined consolidated balance sheet of VSP as of December 31, 2006 and the related consolidated statements of income, cash flows and partners' capital for the year ended December 31, 2006 are attached hereto as Exhibit 99.2 and incorporated herein by reference.

The unaudited consolidated balance sheet of Indian Wells as of September 30, 2007 and the related unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2007 and 2006 are attached hereto as Exhibit 99.3 and incorporated by reference herein. The unaudited combined consolidated balance sheet of VSP as of September 30, 2007 and the related unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2007 and 2006 are attached hereto as Exhibit 99.4 and incorporated herein by reference.

   (b)   Pro Forma Financial Information

The unaudited pro forma combined balance sheet of the Company as of September 30, 2007 and the unaudited pro forma combined statements of operations of the Company for the nine months ended September 30, 2007 and the year ended December 31, 2006 are attached hereto as Exhibit 99.5 and incorporated herein by reference.

   (c)   Not applicable.

   (d)   Exhibits

Exhibit No.	Description of Exhibit
23.1	Consent of KPMG LLP
99.1	WSRH Indian Wells Mezz, LLC – Audited Consolidated Financial Statements
99.2	WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Audited Combined Consolidated Financial Statements
99.3	WSRH Indian Wells Mezz, LLC – Unaudited Consolidated Financial Statements
99.4	WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Unaudited Combined Consolidated Financial Statements
99.5	FelCor Lodging Trust Incorporated – Unaudited Pro Forma Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED
(Registrant)

Date: February 11, 2008

By: /s/Jonathan H. Yellen
    Name: Jonathan H. Yellen
    Title: Executive Vice President,
           General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
23.1	Consent of KPMG LLP
99.1	WSRH Indian Wells Mezz, LLC – Audited Consolidated Financial Statements
99.2	WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Audited Combined Consolidated Financial Statements
99.3	WSRH Indian Wells Mezz, LLC – Unaudited Consolidated Financial Statements
99.4	WSRH VSP Mezz, LP and WSRH Club VSP, LLC – Unaudited Combined Consolidated Financial Statements
99.5	FelCor Lodging Trust Incorporated – Unaudited Pro Forma Consolidated Financial Statements

Exhibit 23.1

**Consent of Independent Registered
Public Accounting Firm**

The Board of Directors
FelCor Lodging Trust Incorporated

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-04947, 333-25717, 333-46357, 333-51588, 333-62599, 333-122221, 333-125040, 333-128862 and 333-138102) and Form S-8 (File Nos. 333-32579, 333-66041, 333-69869, 333-102662, 333-126228 and 333-126230) of FelCor Lodging Trust Incorporated of (a) our report, dated April 9, 2007 with respect to the consolidated balance sheet of WSRH Indian Wells Mezz, LLC as of December 31, 2006, and the related consolidated statements of operations, members' equity, and cash flows for the year then ended, and (b) our report dated May 23, 2007, with respect to the combined consolidated balance sheet of WSRH VSP Mezz, LP and WSRH Club VSP, LLC as of December 31, 2006, and the related combined consolidated statements of operations, partners' capital and cash flows for the year then ended, which reports appear in the Form 8-K/A of FelCor Lodging Trust Incorporated, dated February 11, 2008.

/s/ KPMG LLP

Chicago, Illinois
February 11, 2008

Exhibit 99.1

Independent Auditors' Report

The Members
WSRH Indian Wells Mezz, LLC:

We have audited the accompanying consolidated balance sheet of WSRH Indian Wells Mezz, LLC (a Delaware limited liability company) and its consolidated subsidiary (collectively, the Company) as of December 31, 2006, and the related consolidated statements of operations, members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WSRH Indian Wells Mezz, LLC and its consolidated subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
April 9, 2007

1

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Balance Sheet
December 31, 2006

Assets

Current assets:		
Cash and cash equivalents	$	1,463,198
Cash held by hotel manager		717,593
Restricted cash		4,583,957
Accounts receivable, net of allowance for doubtful accounts of $74,659		3,504,465
Inventories		302,131
Prepaid expenses		553,516
Total current assets		11,124,860
Investment in hotel property:		
Land		14,318,621
Building and improvements		51,675,633
Furniture, fixtures, and equipment		8,036,165
		74,030,419
Less accumulated depreciation		(4,420,800)
Total investment in hotel property, net of accumulated depreciation		69,609,619
Other assets		128,189
Deferred financing costs, net of accumulated amortization		93,578
Total assets	$	80,956,246

Liabilities and Members' Equity

Current liabilities:		
Accrued interest payable	$	268,533
Accounts payable and accrued expenses		3,473,745
Advance deposits		689,842
Due to affiliate		3,761,362
Total current liabilities		8,193,482
Notes payable		61,500,000
Total liabilities		69,693,482
Commitments and contingencies		
Members' equity		11,262,764
Total liabilities and members' equity	$	80,956,246

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Operations
Year Ended December 31, 2006

Department revenues:		
Rooms	$	24,409,759
Food and beverage		21,784,638
Telephone		259,050
Other		2,883,188
Total department revenues		49,336,635
Department expenses:		
Rooms		5,913,717
Food and beverage		17,693,125
Telephone		622,495
Other		1,896,084
Total department expenses		26,125,421
Operating expenses:		
Sales and marketing		4,008,541
General and administrative		3,828,548
Utilities		2,624,527
Repairs and maintenance		2,519,368
Insurance and claims expense		1,290,497
Management fee		1,580,099
Real estate taxes		926,047
Depreciation		3,026,584
Training and relocation		132,733
Other		369,468
Total operating expenses		20,306,412
Operating income		2,904,802
Other expenses:		
Interest expense		4,234,224
Amortization of deferred financing costs		64,156
Total other expenses		4,298,380
Net loss	$	(1,393,578)

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Members' Equity
Year Ended December 31, 2006

	WSRH Holdings, LLC 99%	Walton Acquisition REOC Holdings IV, LLC 0.802%	Rockpoint Hotel Acquisition Holdings I, LLC 0.198%	Total
Balance – December 31, 2005	$ 12,529,779	$ 101,503	$ 25,060	$12,656,342
Net loss	(1,379,642)	(11,177)	(2,759)	(1,393,578)
Balance – December 31, 2006	$ 11,150,137	$ 90,326	$ 22,301	$11,262,764

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(1,393,578)
Adjustments to reconcile net loss to net cash provided by		
operating activities:		
Depreciation and amortization		3,090,740
Change in fair market value of interest rate caps		35,240
Changes in assets and liabilities:		
Accounts receivable, net		547,405
Inventories		(20,781)
Prepaid expenses		63,962
Other assets		1,347
Accrued interest payable		48,081
Accounts payable and accrued expenses		949,764
Advance deposits		63,590
Net cash provided by operating activities		3,385,770
Cash flows from investing activities:		
Capital additions to hotel property		(5,562,311)
Restricted cash		3,360,107
Net cash used in investing activities		(2,202,204)
Cash flows from financing activities:		
Due to affiliate		786,030
Net cash provided by financing activities		786,030
Net increase in cash and cash equivalents and		
cash held by hotel manager		1,969,596
Cash and cash equivalents and cash held by hotel manager, beginning of year		211,195
Cash and cash equivalents and cash held by hotel manager, end of year	$	2,180,791
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	4,186,143

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements

December 31, 2006

(1) Organization

WSRH Indian Wells Mezz, LLC (WSRH Indian Wells Mezz), a Delaware limited liability company, was formed on June 17, 2005 by WSRH Holdings, LLC (WSRH Holdings), Walton Acquisition REOC Holdings IV, LLC (REOC), and Rockpoint Hotel Acquisition Holdings I, LLC (Rockpoint). WSRH Holdings, REOC, and Rockpoint own 99%, 0.802%, and 0.198%, respectively, of WSRH Indian Wells Mezz. The Limited Liability Company Agreement provides that all contributions, distributions of proceeds, and profits and losses be made pro rata in accordance with the Members' ownership interests. Concurrently, WSRH Indian Wells Mezz formed WSRH Indian Wells, LLC (WSRH Indian Wells), a wholly owned Delaware limited liability company. WSRH Indian Wells Mezz and WSRH Indian Wells shall exist until terminated, as provided in the limited liability company agreements. WSRH Indian Wells was formed to acquire, own, and operate the Renaissance Esmeralda Resort and Spa (the Hotel), a 560-room hotel in Indian Wells, California. An independent hotel operator operates the Hotel under an existing management agreement (note 5). The Hotel was acquired on June 17, 2005.

The accompanying consolidated financial statements include the accounts of WSRH Indian Wells Mezz and WSRH Indian Wells, collectively, the Company. The effects of all significant intercompany balances and transactions between WSRH Indian Wells Mezz and WSRH Indian Wells have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The related fiscal year for the Hotel ended on December 29, 2006.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity date of three months or less, including treasury and government money market funds. The Company places its cash and cash equivalents balances with high credit quality and federally insured institutions. Cash and cash equivalents balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured mutual funds.

Cash Held by Hotel Manager

Cash held by hotel manager includes cash of the Company held at the Hotel level bank accounts maintained by the hotel manager on behalf of the Company.

Restricted Cash

Restricted cash includes amounts reserved for interest and capital improvements as required pursuant to the terms of the notes payable agreements (note 3). At December 31, 2006, these escrow balances were approximately $3,128,000 and are included in the accompanying consolidated balance sheet.

Inventories

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Investment in Hotel Property

On June 17, 2005, the Company acquired the Hotel for a total purchase price of $66,608,000 before closing costs and prorations. The acquisition was financed through a combination of third-party notes payable totaling $61,500,000 (note 3), and capital contributions of approximately $16,692,000.

Investment in hotel property is stated at cost and is depreciated using the straight-line method over estimated useful lives of 39 years for building, 15 years for improvements, and 5 years for furniture, fixtures, and equipment.

The Company capitalizes expenditures for major additions and improvements and charges operating expenses for the cost of current maintenance and repair expenditures, which do not materially improve or extend the life of the respective assets.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of the Hotel for impairment if circumstances exist indicating the carrying value of the investment in the Hotel may not be recoverable. If events or circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the Hotel to determine if the investment is recoverable. If impairment is indicated, an adjustment will be made to the carrying value of the Hotel to reduce the carrying value to its current fair value. The Company does not believe that there are any events or circumstances indicating impairment of its investment in the Hotel at December 31, 2006.

Acquisitions

The acquisition of the Hotel was accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Company's results of operations from the date of acquisition. The Company has used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired Hotel among land, building and improvements, furniture, fixtures, and equipment, and other acquired intangibles.

Revenue Recognition

The Company recognizes hotel operating revenue on an accrual basis consistent with the Hotel's operations.

Derivatives and Hedging Instruments

The Company may use derivative instruments such as interest rate swaps and caps primarily to manage exposure to variability of cash flows to be paid related to interest rate risks inherent in variable rate debt. All of the Company's derivatives are recognized as assets or liabilities on the balance sheet and are recorded at fair value. The Company does not enter into derivatives for speculative or trading purposes.

(Continued)

To the extent the Company designates a derivative as a hedging instrument, the effective portion of change in the fair value of the derivative would initially be reported in other comprehensive income (loss) and subsequently recognized in the income statement when the hedged transaction affects income. The ineffective portion of the change in the fair value would be recognized as interest expense. The Company would classify such derivatives as cash flow hedges and formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions and how hedge effectiveness and ineffectiveness will be measured.

To the extent the Company does not designate a derivative as a hedging instrument, the change in the fair value of the derivative is reported in current earnings (other income or expense).

Income Taxes

No provision for income taxes has been made as the liability for such taxes is that of the members of the Company. The Company is subject to certain state and local income taxes which are not material to the financial statements.

Deferred Financing Costs

Loan fees and costs have been deferred and are being amortized over the term of the loan. Deferred financing costs are shown net of accumulated amortization of $93,580 at December 31, 2006.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management of the Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Asset Retirement Obligations

Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations,* requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. During 2005, Financial Accounting Standards Board Interpretation (FASB) No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations,* was issued, clarifying the required accounting and measurement process for an asset retirement obligation for which settlement is subject to uncertainties that may or may not be within the control of an entity (a conditional asset retirement obligation). In connection with the issuance of FIN 47, the Company evaluated any potential asset retirement obligations including those related to disposal of asbestos-containing materials. Based on this review conducted in the year of acquisition, the Company did not identify any significant conditional asset retirement obligations related to the Hotel.

(3) Notes Payable

On June 17, 2005, the Company obtained a loan in the amount of $53,500,000 to fund the acquisition of the Hotel. The loan is secured by the Hotel and requires monthly installments of interest-only payments at

(Continued)

a rate of one-month LIBOR plus 1.31% (6.68% at December 31, 2006) through maturity on July 9, 2008. The loan allows for two one-year extensions of the maturity date if certain conditions are satisfied.

In addition to the above loan, on June 17, 2005, the Company obtained a mezzanine note totaling $8,000,000 to fund the acquisition of the Hotel. The mezzanine note is payable in monthly installments of interest only at a rate of one-month LIBOR plus 4.88% (10.25% at December 31, 2006) through maturity on July 9, 2008 and is unsecured. The mezzanine note allows for two one-year extensions of the maturity date if certain conditions are satisfied.

The notes payable agreements do not require that the Company meet any financial covenants to remain in compliance with the terms and conditions of the agreements.

In connection with the above mentioned notes, the Company entered into the following interest rate cap agreements that continued to be in place as of December 31, 2006:

Instrument	Notional amount	Cap rate	Expiration date	Cap premium	Fair value of interest rate cap at December 31, 2006
Interest rate cap	$ 26,750,000	5.0 %	7/9/2008	$ 127,000	112,686
Interest rate cap	26,750,000	7.3 *	7/9/2008	2,739	—
Interest rate cap	4,000,000	5.0	7/9/2008	19,000	16,850
Interest rate cap	4,000,000	7.3 *	7/9/2008	410	—
	$ 61,500,000			$ 149,149	129,536

* Percentage increases during the interest rate cap term.

The Company elected to not designate the interest rate caps as hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and, as such, the Company recognizes changes in fair value into earnings. For the year ended December 31, 2006, the Company recognized a loss of $35,240 which is included in other operating expenses in the accompanying consolidated statement of operations.

(4) Due to Affiliate

Certain payments have been made for the Company by an affiliate. Such payments have been accrued and are included in due to affiliate in the accompanying consolidated balance sheet.

(5) Management Agreement

On June 17, 2005, the Company entered into a Management Agreement with Renaissance Hotel Operating Partnership (Renaissance or Manager). The Management Agreement expires in 2025 with three automatic extensions for periods of 10 years each. The Management Agreement requires a base management fee equal to 3% of gross revenues (as defined) and an incentive management fee equal to 20% of available cash (as defined). Pursuant to the terms of the Management Agreement, Renaissance provides the Hotel with various services and supplies, including marketing, reservations, construction management, and insurance. Renaissance also provides working capital sufficient to fund the day-to-day operations of the Hotel.

Base and incentive management fee expense was approximately $1,480,000 and $0, respectively, for the year ended December 31, 2006.

The Manager is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Pursuant to the Management Agreement, the Company is responsible for funding an escrow account (the FF&E Reserve) with 4% of the Hotel's gross revenue, as defined in the Management Agreement, for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. Upon purchase of furniture, fixtures, and equipment, the Manager requests reimbursement from the FF&E Reserve. At December 31, 2006, the FF&E Reserve balance was approximately $1,456,000 and is included in restricted cash in the accompanying consolidated balance sheet.

(6) Employee Benefit Plan

Renaissance sponsors and maintains a 401(k) savings plan in which full-time employees of the Hotel are offered participation upon completion of one year of service. Employee contributions to the plan are matched by Renaissance on a percentage basis up to 6% of employee salaries. Renaissance's contributions for the year ended December 31, 2006 were approximately $433,000, which were reimbursed by the Company, and are recorded in general and administrative expenses in the accompanying consolidated statement of operations.

(7) Oversight Agreement

On June 17, 2005, the Company entered into an Oversight Agreement with SCS Hotels, Inc. (SCS). The Oversight Agreement expires in one year with a one-year automatic extension period. The Company extended the Oversight Agreement for one year effective June 17, 2006. The Oversight Agreement requires a fee of $25,000 per quarter. Pursuant to the terms of the Oversight Agreement, SCS advises the Company in various areas, including monitoring of Hotel operations, budgets, capital expenditures, and marketing. Oversight fees of approximately $100,000 are included in management fee expense on the accompanying consolidated statement of operations for the year ended December 31, 2006.

(Continued)

(8) Commitments and Contingencies

The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

(9) Subsequent Event

On April 9, 2007 the loans related to the Company were refinanced with a new lender. The refinanced notes payable were for approximately $87,975,000. The notes are payable in monthly installments of interest-only payments and have an interest rate of LIBOR plus 1.55% with an initial maturity date of May 1, 2009. In addition, the loans allow for 3 one-year extensions of the maturity date if certain conditions are satisfied. As a result of this refinancing the Company distributed approximately $23,000,000 to its Members.

Exhibit 99.2

Independent Auditors' Report

The Partners and Member
WSRH VSP Mezz, LP and WSRH Club VSP LLC:

We have audited the accompanying combined consolidated balance sheet of WSRH VSP Mezz, LP (a Delaware limited partnership), WSRH Club VSP, LLC (a Delaware limited liability company), and their consolidated subsidiaries (collectively, the Partnership) as of December 31, 2006, and the related combined consolidated statements of operations, partners' capital and cash flows for the year then ended. These combined consolidated financial statements are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
May 23, 2007

1

WSRH VSP MEZZ, LP and WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Balance Sheet
December 31, 2006

Assets

Current assets:		
Cash and cash equivalents	$	457,704
Cash held by hotel manager		646,634
Restricted cash		4,370,249
Accounts receivable, net of allowance for doubtful accounts		
of $52,863		1,767,710
Inventories		568,237
Prepaid expenses		677,175
Total current assets		8,487,709
Investment in hotel property:		
Building and improvements		59,919,179
Furniture, fixtures, and equipment		10,285,110
		70,204,289
Less accumulated depreciation		(5,569,102)
Total investment in hotel property, net of accumulated depreciation		64,635,187
Other assets		825,990
Deferred financing costs, net of accumulated amortization		98,723
Total assets	$	74,047,609

Liabilities and Partners' Capital

Current liabilities:		
Accrued interest payable	$	233,051
Accounts payable and accrued expenses		2,967,219
Deferred income		1,173,416
Advance deposits		1,007,646
Due to affiliate		545,076
Total current liabilities		5,926,408
Notes payable		53,750,000
Total liabilities		59,676,408
Commitments and contingencies		
Partners' capital		14,371,201
Total liabilities and partners' capital	$	74,047,609

See accompanying notes to combined consolidated financial statements.

2

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Statement of Operations
Year Ended December 31, 2006

Department revenues:		
Rooms	$	18,592,028
Food and beverage		18,958,723
Telephone		275,422
Other		7,207,825
Total department revenues		45,033,998
Department expenses:		
Rooms		4,386,074
Food and beverage		13,038,315
Telephone		210,079
Other		4,210,318
Total department expenses		21,844,786
Operating expenses:		
Sales and marketing		3,244,228
General and administrative		3,237,333
Utilities		1,958,584
Repairs and maintenance		1,987,756
Insurance and claims expense		1,217,011
Management fee		1,445,108
Real estate taxes		1,060,256
Ground rent		1,637,137
Depreciation		3,779,186
Training and relocation		123,899
Other		221,488
Total operating expenses		19,911,986
Operating income		3,277,226
Other expenses:		
Interest expense		3,673,320
Amortization of deferred financing costs		67,362
Total other expenses		3,740,682
Net loss	$	(463,456)

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Statement of Partners' Capital
Year Ended December 31, 2006

Balance – December 31, 2005	$ 14,834,657
Net loss	(463,456)
Balance – December 31, 2006	$ 14,371,201

See accompanying notes to combined consolidated financial statements.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(463,456)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		3,846,548
Change in fair market value of interest rate caps		30,893
Changes in assets and liabilities:		
Restricted cash		579,422
Accounts receivable, net		195,675
Inventories		(62,639)
Prepaid expenses		(319,300)
Other assets		490
Accrued interest payable		41,947
Accounts payable and accrued expenses		703,410
Advance deposits		(72,546)
Deferred income		1,173,416
Net cash provided by operating activities		5,653,860
Cash flows from investing activities:		
Capital additions to hotel property		(5,660,430)
Restricted cash		415,491
Net cash used in investing activities		(5,244,939)
Cash flows from financing activities:		
Due to affiliate		(658,430)
Net cash used in financing activities		(658,430)
Net decrease in cash and cash equivalents and cash held by hotel manager		(249,509)
Cash and cash equivalents and cash held by hotel manager, beginning of year		1,353,847
Cash and cash equivalents and cash held by hotel manager, end of year	$	1,104,338
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	3,631,373

See accompanying notes to combined consolidated financial statements.

(1) Organization

WSRH VSP Mezz, LP (WSRH VSP Mezz), a Delaware limited partnership, was formed on June 17, 2005 by WSRH VSP Mezz GP, LLC (VSP Mezz GP), as general partner, and WSRH Holdings, LLC (WSRH Holdings) as limited partner. VSP Mezz GP is a wholly owned subsidiary of WSRH Holdings. VSP Mezz GP and WSRH Holdings own 0.5% and 99.5%, respectively, of WSRH VSP Mezz. On the same date, WSRH Club VSP, LLC (Club VSP), a Delaware limited liability company, was formed by WSRH Holdings. The limited partnership agreements provide that all contributions, distributions of proceeds, and profits and losses be made pro rata in accordance with the partners' ownership interests. Also, on the same date, WSRH VSP Mezz formed WSRH VSP, GP, LLC (WSRH VSP) and WSRH VSP, LP (VSP LP). WSRH VSP Mezz, VSP Mezz GP, WSRH VSP, VSP LP, and Club VSP shall exist until terminated, as provided in the limited partnership and operating agreements. VSP LP and Club VSP were formed to acquire, own, and operate the Renaissance VSP Hotel and its golf, marina, tennis, and social clubs (the Hotel), a 360-room hotel in St. Petersburg, Florida. An independent hotel operator operates the Hotel under an existing management agreement (note 5). The Hotel was acquired on June 17, 2005.

The accompanying combined consolidated financial statements include the accounts of WSRH VSP Mezz, Club VSP, and each of their consolidated subsidiaries (collectively, "the Partnership"). The accounts of WSRH VSP Mezz, Club VSP, and their consolidated subsidiaries have been combined in the accompanying combined consolidated financial statements as such entities are under common management and share interests in the Hotel. The effects of all significant intercompany balances and transactions between WSRH VSP Mezz, Club VSP, and their consolidated subsidiaries have been eliminated in combination and consolidation.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Partnership is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The related fiscal year for the Hotel ended on December 29, 2006.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, purchased with an original maturity date of three months or less including treasury and government money market funds. The Partnership places its cash and cash equivalents balances with high credit quality and federally insured institutions. Cash and cash equivalents balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured mutual funds.

Cash Held by Hotel Manager

Cash held by hotel manager includes cash of the Partnership held at the Hotel level bank accounts maintained by the hotel manager on behalf of the Partnership.

Restricted Cash

Restricted cash includes amounts reserved for interest and capital improvements as required pursuant to the terms of the notes payable agreements (note 3). At December 31, 2006, these escrow balances were approximately $2,907,000 and are included in the accompanying combined consolidated balance sheet.

Inventories

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Investment in Hotel Property

On June 17, 2005, the Partnership acquired the Hotel for a total purchase price of $61,928,000 before closing costs and prorations. The acquisition was financed through a combination of third-party notes payable totaling $53,750,000 (note 3), and capital contributions of approximately $17,329,000.

Investment in hotel property is stated at cost and is depreciated using the straight-line method over estimated useful lives of 39 years for building, 15 years for improvements, and 5 years for furniture, fixtures, and equipment.

The Partnership capitalizes expenditures for major additions and improvements and charges operating expenses for the cost of current maintenance and repair expenditures, which do not materially improve or extend the life of the respective assets.

Impairment of Long-Lived Assets

The Partnership periodically reviews the carrying value of the Hotel for impairment if circumstances exist indicating the carrying value of the investment in the Hotel may not be recoverable. If events or circumstances support the possibility of impairment, the Partnership prepares a projection of the undiscounted future cash flows, without interest charges, of the Hotel to determine if the investment is recoverable. If impairment is indicated, an adjustment will be made to the carrying value of the Hotel to reduce the carrying value to its current fair value. The Partnership does not believe that there are any events or circumstances indicating impairment of its investment in the Hotel at December 31, 2006.

Acquisitions

The acquisition of the Hotel was accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Partnership's results of operations from the date of acquisition. The Partnership has used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired Hotel among land, building and improvements, furniture, fixtures, and equipment, and other acquired intangibles.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)

Notes to Combined Consolidated Financial Statements

December 31, 2006

Revenue Recognition

The Partnership recognizes hotel operating revenue on an accrual basis consistent with the Hotel's operations.

The Hotel offers individuals the option to become members of its golf, marina, tennis, and social clubs. These individuals are required to pay a one time initiation fee and annual membership dues. Currently, the fees are non-refundable as these fees and dues offer members exclusive rights to use the Hotel's golf course, marina and tennis facilities located on the Hotel's property for the duration of their membership. The memberships do not have stated terms and are not transferable.

The Partnership defers golf, marina, tennis, and social club membership fees and recognizes revenue over the average expected life of an active membership (currently seven years) on a straight-line basis. Golf, marina, tennis, and social club annual dues are recognized as earned throughout the membership year. For the year ended December 31, 2006, deferred membership revenue was approximately $1,173,000. The Partnership recorded revenue of approximately $3,438,000 for the year ended December 31, 2006 and is recorded in other revenue in the accompanying combined consolidated statement of operations.

Derivatives and Hedging Instruments

The Partnership may use derivative instruments such as interest rate swaps and caps primarily to manage exposure to variability of cash flows to be paid related to interest rate risks inherent in variable rate debt. All of the Partnership's derivatives are recognized as assets or liabilities on the balance sheet and are recorded at fair value. The Partnership does not enter into derivatives for speculative or trading purposes.

To the extent the Partnership designates a derivative as a hedging instrument, the effective portion of change in the fair value of the derivative would initially be reported in other comprehensive income (loss) and subsequently recognized in the income statement when the hedged transaction affects income. The ineffective portion of the change in the fair value would be recognized as interest expense. The Partnership would classify such derivatives as cash flow hedges and formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions and how hedge effectiveness and ineffectiveness will be measured.

To the extent the Partnership does not designate a derivative as a hedging instrument, the change in the fair value of the derivative is reported in current earnings (other income or expense).

Income Taxes

No provision for income taxes has been made as the liability for such taxes is that of the partners of the Partnership. The Partnership is subject to certain state and local income taxes which are not material to the financial statements.

Deferred Financing Costs

Loan fees and costs have been deferred and are being amortized over the term of the loan. Deferred financing costs are shown net of accumulated amortization of $98,723 at December 31, 2006.

Use of Estimates

In preparing the combined consolidated financial statements in conformity with U.S. generally accepted accounting principles, management of the Partnership makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Asset Retirement Obligations

Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations,* requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. During 2005, Financial Accounting Standards Board Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations,* was issued, clarifying the required accounting and measurement process for an asset retirement obligation for which settlement is subject to uncertainties that may or may not be within the control of an entity (a conditional asset retirement obligation). In connection with the issuance of FIN 47 the Partnership evaluated any potential asset retirement obligations including those related to disposal of asbestos-containing materials. Based on this review conducted in the year of acquisition, the Partnership did not identify any significant conditional asset retirement obligations related to the Hotel.

(3)   Notes Payable

On June 17, 2005, the Partnership obtained a loan in the amount of $47,000,000 to fund the acquisition of the Hotel. The loan is secured by the Hotel and requires monthly installments of interest-only payments at a rate of one-month LIBOR plus 1.27% (6.64% at December 31, 2006) through maturity on July 9, 2008. The loan allows for two one-year extensions of the maturity date if certain conditions are satisfied.

In addition to the above loan, on June 17, 2005, the Partnership obtained a mezzanine note totaling $6,750,000 to fund the acquisition of the Hotel. The mezzanine note is payable in monthly installments of interest only at a rate of one-month LIBOR plus 4.88% (10.25% at December 31, 2006) through maturity on July 9, 2008 and is unsecured. The mezzanine note allows for two one-year extensions of the maturity date if certain conditions are satisfied.

The notes payable agreements do not require that the Partnership meet any financial covenants to remain in compliance with the terms and conditions of the agreements.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC

(A Delaware Limited Partnership and A Delaware Limited Liability Company)

Notes to Combined Consolidated Financial Statements

December 31, 2006

In connection with the above mentioned notes, the Partnership entered into the following interest rate cap agreements that continued to be in place as of December 31, 2006:

Instrument	Notional amount	Cap rate	Expiration date	Cap premium	Fair value of interest rate cap at December 31, 2006
Interest rate cap	$ 23,500,000	5.0 %	7/9/2008	$ 111,000	98,995
Interest rate cap	23,500,000	6.5 *	7/9/2008	2,150	—
Interest rate cap	3,375,000	5.0	7/9/2008	16,000	14,217
Interest rate cap	3,375,000	6.5 *	7/9/2008	1,150	—
	$ 53,750,000			$ 130,300	113,212

* Percentage increases during the interest rate cap term.

The Partnership elected to not designate the interest rate caps as hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and, as such, the Partnership recognizes changes in fair value into earnings. For the year ended December 31, 2006, the Partnership recognized a loss of $30,893, which is included in other operating expenses in the accompanying combined consolidated statement of operations.

(4) Due to Affiliate

Certain payments have been made for the Partnership by an affiliate. Such payments have been accrued and are included in due to affiliate in the accompanying combined consolidated balance sheet.

(5) Management Agreement

On June 17, 2005, the Partnership entered into a Management Agreement with Renaissance Hotel Operating Partnership (Renaissance or Manager). The Management Agreement expires in 2025 with three automatic extensions for periods of 10 years each. The Management Agreement requires a base management fee equal to 3% of gross revenues (as defined) and an incentive management fee equal to 20% of available cash (as defined). Pursuant to the terms of the Management Agreement, Renaissance provides the Hotel with various services and supplies, including marketing, reservations, construction management, and insurance. Renaissance also provides working capital sufficient to fund the day-to-day operations of the Hotel.

Base and incentive management fee expense was approximately $1,345,000 and $0, respectively, for the year ended December 31, 2006.

The Manager is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Pursuant to the Management Agreement, the Partnership is responsible for funding an escrow account (the FF&E Reserve) with 4% of the Hotel's gross revenue, as defined in the Management Agreement, for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. Upon purchase of furniture, fixtures, and equipment, the Manager requests reimbursement from the FF&E Reserve. At December 31, 2006, the FF&E Reserve balance was approximately $1,463,000 and is included in restricted cash in the accompanying combined consolidated balance sheet.

(6) Employee Benefit Plan

Renaissance sponsors and maintains a 401(k) savings plan in which full-time employees of the Hotel are offered participation upon completion of one year of service. Employee contributions to the plan are matched by Renaissance on a percentage basis up to 6% of employee salaries. Renaissance's contributions for the year ended December 31, 2006 were approximately $390,000, which were reimbursed by the Partnership, and are recorded in general and administrative expenses in the accompanying combined consolidated statement of operations.

(7) Oversight Agreement

On June 17, 2005, the Partnership entered into an Oversight Agreement with SCS Hotels, Inc. (SCS). The Oversight Agreement expires in one year with a one-year automatic extension period. The Partnership extended the Oversight Agreement for one year effective June 17, 2006. The Oversight Agreement requires a fee of $25,000 per quarter. Pursuant to the terms of the Oversight Agreement, SCS advises the Partnership in various areas, including monitoring of Hotel operations, budgets, capital expenditures, and marketing. Oversight fees of approximately $100,000 are included in management fee expense on the accompanying combined consolidated statement of operations for the year ended December 31, 2006.

(8) Commitments and Contingencies

The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Partnership.

(9) Ground Rent

The Hotel is subject to a long-term ground leases for the hotel, golf course, and marina (the Ground Leases), which have original terms between 99 and 100 years. Base rent is approximately $1,480,000 for 2006 and increases annually until lease expiration. Rental payments related to one parcel of the hotel, golf course, and the marina increase by the Consumer Price Index (CPI) annually. Rental payments on a second parcel of the main resort increase by 2% annually. Total ground rent expense for the year ended December 31, 2006 was approximately $1,637,000. As the lease provides for determinable increases in minimum lease payments over the term of the lease, ground rent expense accrues on a straight-line basis. Related adjustments increased ground rent expense by approximately $157,000 for the year ended December 31, 2006. Future minimum lease payments are as follows:

2007	$ 1,485,000
2008	1,487,000
2009	1,489,000
2010	1,491,000
2011	1,493,000
Thereafter	127,247,000
	$ 134,692,000

(10) Subsequent Event

On April 9, 2007 the notes payable (note 3) related to the Partnership were refinanced with a new lender. The refinanced notes payable were for approximately $89,250,000. The notes are payable in monthly installments of interest-only payments and have an interest rate of LIBOR plus 1.55% with an initial maturity date of May 1, 2009. In addition, the loans allow for 3 one-year extensions of the maturity date if certain conditions are satisfied. As a result of this refinancing the Partnership distributed approximately $32,000,000 to its Partners.

Exhibit 99.3

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Balance Sheet
(unaudited)

Assets

	September 30, 2007
Current assets:	
Cash and cash equivalents	$ 3,465,644
Cash held by hotel manager	1,245,932
Restricted cash	3,377,476
Accounts receivable, net of allowance for doubtful accounts of $49,906	2,185,507
Inventories	357,354
Prepaid expenses	516,645
Total current assets	11,148,558
Investment in hotel property:	
Land	14,318,621
Building and improvements	51,675,633
Furniture, fixtures, and equipment	13,497,820
	79,492,074
Less accumulated depreciation	(7,887,926)
Total investment in hotel property, net of accumulated depreciation	71,604,148
Other assets	5,177
Deferred financing costs, net of accumulated amortization	656,129
Total assets	$ 83,414,012

Liabilities and Members' Equity

Current liabilities:	
Accrued interest payable	$ 540,113
Accounts payable and accrued expenses	2,909,805
Accrued real estate taxes	200,974
Advance deposits	658,598
Total current liabilities	4,309,490
Notes payable	87,975,000
Total liabilities	92,284,490
Commitments and contingencies	
Members' deficit	(8,870,478)
Total liabilities and members' equity	$ 83,414,012

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Operations
(unaudited)

	For the Nine Months Ended September 30,	
	2007	**2006**
Department revenues:		
Rooms	$ 19,649,266	$ 19,131,628
Food and beverage	16,757,138	16,428,865
Telephone	247,888	214,013
Other	2,915,942	2,233,397
Total department revenues	39,570,234	38,007,903
Department expenses:		
Rooms	4,616,134	4,580,310
Food and beverage	13,912,882	13,364,221
Telephone	425,875	479,449
Other	1,684,770	1,463,363
Total department expenses	20,639,661	19,887,343
Operating expenses:		
Sales and marketing	3,274,635	3,085,428
General and administrative	3,326,719	3,082,383
Utilities	2,013,864	1,911,582
Repairs and maintenance	2,043,396	1,916,932
Insurance and claims expense	726,059	953,277
Management fee	1,262,107	1,215,237
Real estate taxes	449,921	650,673
Depreciation	3,467,126	2,244,919
Training and relocation	105,230	123,580
Other	244,665	121,561
Total operating expenses	16,913,722	15,305,572
Operating income	2,016,851	2,814,988
Other expenses:		
Interest expense	4,159,377	3,140,416
Amortization of deferred financing costs	291,453	46,790
Total other expenses	4,450,830	3,187,206
Net loss	$ (2,433,979)	$ (372,218)

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)
Consolidated Statement of Cash Flows
(unaudited)

	For the Nine Months Ended September 30,	
	2007	**2006**
Cash flows from operating activities:		
Net loss	$ (2,433,979)	$ (372,218)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	3,758,579	2,293,478
Change in fair market value of interest rate caps	42,072	10,175
Changes in assets and liabilities:		
Accounts receivable, net	1,318,958	1,205,981
Inventories	(55,223)	(14,017)
Prepaid expenses	36,871	(113,196)
Other assets	80,940	1,348
Accrued interest payable	271,580	35,875
Accounts payable and accrued expenses	(563,940)	178,164
Accrued real estate taxes	200,974	59,081
Advance deposits	(31,244)	(103,426)
Net cash provided by operating activities	2,625,588	3,181,245
Cash flows from investing activities:		
Capital additions to hotel property	(5,461,655)	(3,008,380)
Restricted cash	1,206,481	1,814,833
Net cash used in investing activities	(4,255,174)	(1,193,547)
Cash flows from financing activities:		
Proceeds from notes payable	87,975,000	-
Payment of notes payable	(61,500,000)	-
Payment of deferred financing costs	(854,004)	-
Due to affiliate	(3,761,362)	168,605
Distributions	(17,699,263)	-
Net cash provided by financing activities	4,160,371	168,605
Net increase in cash and cash equivalents and cash held by hotel manager	2,530,785	2,156,303
Cash and cash equivalents and cash held by hotel manager, beginning of period	2,180,791	211,195
Cash and cash equivalents and cash held by hotel manager, end of period	$ 4,711,576	$ 2,367,498
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 3,887,797	$ 3,104,541

See accompanying notes to consolidated financial statements.

WSRH INDIAN WELLS MEZZ, LLC

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements
(unaudited)
September 30, 2007

(1) Organization

WSRH Indian Wells Mezz, LLC (WSRH Indian Wells Mezz), a Delaware limited liability company, was formed on June 17, 2005 by WSRH Holdings, LLC (WSRH Holdings), Walton Acquisition REOC Holdings IV, LLC (REOC), and Rockpoint Hotel Acquisition Holdings I, LLC (Rockpoint). WSRH Holdings, REOC, and Rockpoint own 99%, 0.802%, and 0.198%, respectively, of WSRH Indian Wells Mezz. The Limited Liability Company Agreement provides that all contributions, distributions of proceeds, and profits and losses be made pro rata in accordance with the Members' ownership interests. Concurrently, WSRH Indian Wells Mezz formed WSRH Indian Wells, LLC (WSRH Indian Wells), a wholly owned Delaware limited liability company. WSRH Indian Wells Mezz and WSRH Indian Wells shall exist until terminated, as provided in the limited liability company agreements. WSRH Indian Wells was formed to acquire, own, and operate the Renaissance Esmeralda Resort and Spa (the Hotel), a 560-room hotel in Indian Wells, California. An independent hotel operator operates the Hotel under an existing management agreement (note 5). The Hotel was acquired on June 17, 2005.

The accompanying consolidated financial statements include the accounts of WSRH Indian Wells Mezz and WSRH Indian Wells, collectively, the Company. The effects of all significant intercompany balances and transactions between WSRH Indian Wells Mezz and WSRH Indian Wells have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The Hotel's fiscal periods presented for the nine months ended September 30, 2007 and 2006 are for the forty-week periods ended October 5, 2007 and October 6, 2006, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity date of three months or less, including treasury and government money market funds. The Company places its cash and cash equivalents balances with high credit quality and federally insured institutions. Cash and cash equivalents balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured mutual funds.

WSRH INDIAN WELLS MEZZ, LLC

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements
(unaudited)
September 30, 2007

Cash Held by Hotel Manager

Cash held by hotel manager includes cash of the Company held at the Hotel level bank accounts maintained by the hotel manager on behalf of the Company.

Restricted Cash

Restricted cash includes amounts reserved for debt service required pursuant to the terms of the notes payable agreement (note 3). At September 30, 2007, this escrow balance was approximately $2,440,383 and is included in the accompanying consolidated balance sheet.

Inventories

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Investment in Hotel Property

Investment in hotel property is stated at cost and is depreciated using the straight-line method over estimated useful lives of 39 years for building, 15 years for improvements, and 5 years for furniture, fixtures, and equipment.

The Company capitalizes expenditures for major additions and improvements and charges operating expenses for the cost of current maintenance and repair expenditures, which do not materially improve or extend the life of the respective assets.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of the Hotel for impairment if circumstances exist indicating the carrying value of the investment in the Hotel may not be recoverable. If events or circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the Hotel to determine if the investment is recoverable. If impairment is indicated, an adjustment will be made to the carrying value of the Hotel to reduce the carrying value to its current fair value. The Company does not believe that there are any events or circumstances indicating impairment of its investment in the Hotel at September 30, 2007.

Acquisitions

The acquisition of the Hotel was accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Company's results of operations from the date of acquisition. The Company has used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired Hotel among land, building and improvements, furniture, fixtures, and equipment, and other acquired intangibles.

Revenue Recognition

The Company recognizes hotel operating revenue on an accrual basis consistent with the Hotel's operations.

WSRH INDIAN WELLS MEZZ, LLC
(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements
(unaudited)
September 30, 2007

Derivatives and Hedging Instruments

The Company may use derivative instruments such as interest rate swaps and caps primarily to manage exposure to variability of cash flows to be paid related to interest rate risks inherent in variable rate debt. All of the Company's derivatives are recognized as assets or liabilities on the balance sheet and are recorded at fair value. The Company does not enter into derivatives for speculative or trading purposes.

To the extent the Company designates a derivative as a hedging instrument, the effective portion of change in the fair value of the derivative would initially be reported in other comprehensive income (loss) and subsequently recognized in the income statement when the hedged transaction affects income. The ineffective portion of the change in the fair value would be recognized as interest expense. The Company would classify such derivatives as cash flow hedges and formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions and how hedge effectiveness and ineffectiveness will be measured.

To the extent the Company does not designate a derivative as a hedging instrument, the change in the fair value of the derivative is reported in current earnings (other income or expense).

Income Taxes

No provision for income taxes has been made as the liability for such taxes is that of the members of the Company. The Company is subject to certain state and local income taxes which are not material to the financial statements.

Deferred Financing Costs

Loan fees and costs have been deferred and are being amortized over the term of the loan. Deferred financing costs of $656,129 are shown net of accumulated amortization at September 30, 2007.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles, management of the Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Asset Retirement Obligations

Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations,* requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. During 2005, Financial Accounting Standards Board Interpretation (FASB) No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations,* was issued, clarifying the required accounting and measurement process for an asset retirement obligation for which settlement is subject to uncertainties that may or may not be within the control of an entity (a conditional asset retirement obligation). In connection with the issuance of FIN 47, the Company evaluated any potential asset retirement obligations including those related to disposal of asbestos-containing materials. Based on this review conducted in the year of acquisition, the Company did not identify any significant conditional asset retirement obligations related to the Hotel.

(3) Notes Payable

On June 17, 2005, the Company obtained a loan in the amount of $53,500,000 to fund the acquisition of the Hotel. The loan was secured by the Hotel and required monthly installments of interest-only payments at a rate of one-month LIBOR plus 1.31% through maturity on July 9, 2008. The loan allowed for two one-year extensions of the maturity date if certain conditions were satisfied.

In addition to the above loan, on June 17, 2005, the Company obtained a mezzanine note totaling $8,000,000 to fund the acquisition of the Hotel. The mezzanine note was payable in monthly installments of interest only at a rate of one-month LIBOR plus 4.88% through maturity on July 9, 2008 and was unsecured. The mezzanine note allowed for two one-year extensions of the maturity date if certain conditions were satisfied.

On April 9, 2007 the loans related to the Company were refinanced with a new lender. The refinanced note payable was for $87,975,000. The note is payable in monthly installments of interest-only payments and bears interest at LIBOR plus 1.55% (5.12% at September 30, 2007) with an initial maturity date of May 1, 2009. In addition, the loan allows for three one-year extensions of the maturity date if certain conditions are satisfied.

In connection with the April 2007 mentioned note, the Company entered into the following interest rate cap agreement that continued to be in place as of September 30, 2007:

Instrument	Notional amount	Cap rate	Expiration date	Cap premium	Fair value of interest rate cap at September 30, 2007
Interest rate cap	$ 87,975,000	6.25%	May 1, 2009	$ 22,060	6,525

The Company elected to not designate the interest rate caps as hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and, as such, the Company recognizes changes in fair value into earnings. For the nine months ended September 30, 2007 and 2006, the Company recognized a loss of $42,070 and $10,176, respectively, which is included in other operating expenses in the accompanying consolidated statement of operations. The loss during the nine months ended September 30, 2007 and 2006 includes $26,537 and $10,176, respectively, related to interest rate cap agreements that were settled for $103,000 in April 2007.

(4) Due from Affiliate

The due from affiliate primarily relates to cash proceeds from the April 2007 debt refinancing held by an affiliate offset by payments made by the affiliate on behalf of the Partnership.

WSRH INDIAN WELLS MEZZ, LLC

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements
(unaudited)
September 30, 2007

(5) Management Agreement

On June 17, 2005, the Company entered into a Management Agreement with Renaissance Hotel Operating Partnership (Renaissance or Manager). The Management Agreement expires in 2025 with three automatic extensions for periods of 10 years each. The Management Agreement requires a base management fee equal to 3% of gross revenues (as defined) and an incentive management fee equal to 20% of available cash (as defined). Pursuant to the terms of the Management Agreement, Renaissance provides the Hotel with various services and supplies, including marketing, reservations, construction management, and insurance. Renaissance also provides working capital sufficient to fund the day-to-day operations of the Hotel.

Base management fee expense was approximately $1,187,107 and $1,140,237 for the nine months ended September 30, 2007 and 2006, respectively. There were no incentive management fees during the periods presented.

The Manager is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Pursuant to the Management Agreement, the Company is responsible for funding an escrow account (the FF&E Reserve) with 4% of the Hotel's gross revenue, as defined in the Management Agreement, for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. Upon purchase of furniture, fixtures, and equipment, the Manager requests reimbursement from the FF&E Reserve. At September 30, 2007, the FF&E Reserve balance was approximately $937,093 and is included in restricted cash in the accompanying consolidated balance sheet.

(6) Employee Benefit Plan

Renaissance sponsors and maintains a 401(k) savings plan in which full-time employees of the Hotel are offered participation upon completion of one year of service. Employee contributions to the plan are matched by Renaissance on a percentage basis up to 6% of employee salaries. Renaissance's contributions for the nine months ended September 30, 2007 and 2006 were approximately $324,253 and $264,801, respectively, which were reimbursed by the Company, and are recorded in general and administrative expenses in the accompanying consolidated statement of operations.

(7) Oversight Agreement

On June 17, 2005, the Company entered into an Oversight Agreement with SCS Hotels, Inc. (SCS). The Oversight Agreement expires in one year with a one-year automatic extension period. The Company extended the Oversight Agreement for one year effective June 17, 2006. The Oversight Agreement requires a fee of $25,000 per quarter. Pursuant to the terms of the Oversight Agreement, SCS advises the Company in various areas, including monitoring of Hotel operations, budgets, capital expenditures, and marketing. Oversight fees of approximately $75,000 are included in management fee expense on the accompanying consolidated statement of operations for the nine months ended September 30, 2007 and 2006.

WSRH INDIAN WELLS MEZZ, LLC

(A Delaware Limited Liability Company)

Notes to Consolidated Financial Statements
(unaudited)
September 30, 2007

(8) Commitments and Contingencies

The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

(9) Subsequent Event

On December 14, 2007, the Company sold the Hotel to FelCor Lodging Trust Incorporated for approximately $112,500,000.

Exhibit 99.4

WSRH VSP MEZZ, LP and WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Balance Sheet
(unaudited)

Assets		September 30, 2007
Current assets:		
Cash and cash equivalents	$	2,985,681
Cash held by hotel manager		1,765,837
Restricted cash		1,407,981
Accounts receivable, net of allowance for doubtful accounts of $60,252		2,131,371
Inventories		468,917
Prepaid expenses		846,815
Total current assets		9,606,602
Investment in hotel property:		
Building and improvements		59,919,179
Furniture, fixtures, and equipment		15,780,470
		75,699,649
Less accumulated depreciation		(8,809,375)
Total investment in hotel property, net of accumulated depreciation		66,890,274
Other assets		428,281
Deferred financing costs, net of accumulated amortization		877,089
Total assets	$	77,802,246

Liabilities and Partners' Capital		
Current liabilities:		
Accrued interest payable	$	547,936
Accounts payable and accrued expenses		2,783,948
Accrued real estate taxes		780,000
Advance deposits		1,587,853
Deferred income		948,181
Total current liabilities		6,647,918
Notes payable		89,250,000
Total liabilities		95,897,918
Commitments and contingencies		
Partners' capital		(18,095,672)
Total liabilities and partners' capital	$	77,802,246

See accompanying notes to combined consolidated financial statements.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC

(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Statement of Operations
(unaudited)

	For the Nine Months Ended September 30,	
	2007	**2006**
Department revenues:		
Rooms	$ 14,938,835	$ 15,040,829
Food and beverage	14,154,997	14,633,778
Telephone	373,738	224,477
Other	6,065,123	5,631,577
Total department revenues	35,532,693	35,530,661
Department expenses:		
Rooms	3,354,396	3,494,483
Food and beverage	9,857,470	9,984,308
Telephone	178,425	175,401
Other	3,394,466	3,213,046
Total department expenses	16,784,757	16,867,238
Operating expenses:		
Sales and marketing	2,617,531	2,570,103
General and administrative	2,737,413	2,598,537
Utilities	1,539,192	1,526,178
Repairs and maintenance	1,562,331	1,484,930
Insurance and claims expense	864,605	886,618
Management fee	1,134,223	1,140,919
Real estate taxes	836,143	1,025,410
Ground rent	1,311,295	1,256,250
Depreciation	3,240,273	2,771,980
Training and relocation	99,690	115,730
Other	210,471	161,924
Total operating expenses	16,153,167	15,538,579
Operating income	2,594,769	3,124,844
Other expenses:		
Interest expense	3,517,016	2,724,218
Amortization of deferred financing costs	363,235	49,362
Total other expenses	3,880,251	2,773,580
Net income (loss)	$ (1,285,482)	$ 351,264

See accompanying notes to combined consolidated financial statements.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC
(A Delaware Limited Partnership and A Delaware Limited Liability Company)
Combined Consolidated Statement of Cash Flows
(unaudited)

	For the Nine Months Ended September 30,	
	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (1,285,482)	$ 351,264
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	3,603,508	2,822,888
Change in fair market value of interest rate caps	37,971	8,982
Changes in assets and liabilities:		
Accounts receivable, net	(363,661)	(1,339,971)
Inventories	99,320	(21,588)
Prepaid expenses	(169,640)	(530,060)
Other assets	359,738	490
Accrued interest payable	314,885	31,354
Accounts payable and accrued expenses	(183,271)	2,374
Accrued real estate taxes	780,000	944,470
Advance deposits	580,207	126,927
Deferred income	(225,235)	-
Net cash provided by operating activities	3,548,340	2,397,130
Cash flows from investing activities:		
Capital additions to hotel property	(5,495,360)	(3,264,207)
Restricted cash	2,962,268	1,702,989
Net cash provided by (used in) investing activities	(2,533,092)	(1,561,218)
Cash flows from financing activities:		
Proceeds from notes payable	89,250,000	-
Payment of notes payable	(53,750,000)	-
Payment of deferred financing costs	(1,141,601)	-
Due to affiliate	(545,076)	(326,190)
Distributions	(31,181,391)	-
Net cash used in financing activities	2,631,932	(326,190)
Net change in cash and cash equivalents held by hotel manager	3,647,180	509,722
Cash and cash equivalents and cash held by hotel manager, beginning of period	1,104,338	1,353,847
Cash and cash equivalents and cash held by hotel manager, end of period	$ 4,751,518	$ 1,863,569
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 3,202,131	$ 2,692,864

See accompanying notes to combined consolidated financial statements.

3

(1)   Organization

WSRH VSP Mezz, LP (WSRH VSP Mezz), a Delaware limited partnership, was formed on June 17, 2005 by WSRH VSP Mezz GP, LLC (VSP Mezz GP), as general partner, and WSRH Holdings, LLC (WSRH Holdings) as limited partner. VSP Mezz GP is a wholly owned subsidiary of WSRH Holdings. VSP Mezz GP and WSRH Holdings own 0.5% and 99.5%, respectively, of WSRH VSP Mezz. On the same date, WSRH Club VSP, LLC (Club VSP), a Delaware limited liability company, was formed by WSRH Holdings. The limited partnership agreements provide that all contributions, distributions of proceeds, and profits and losses be made pro rata in accordance with the partners' ownership interests. Also, on the same date, WSRH VSP Mezz formed WSRH VSP, GP, LLC (WSRH VSP) and WSRH VSP, LP (VSP LP). WSRH VSP Mezz, VSP Mezz GP, WSRH VSP, VSP LP, and Club VSP shall exist until terminated, as provided in the limited partnership and operating agreements. VSP LP and Club VSP were formed to acquire, own, and operate the Renaissance VSP Hotel and its golf, marina, tennis, and social clubs (the Hotel), a 360-room hotel in St. Petersburg, Florida. An independent hotel operator operates the Hotel under an existing management agreement (note 5). The Hotel was acquired on June 17, 2005.

The accompanying combined consolidated financial statements include the accounts of WSRH VSP Mezz, Club VSP, and each of their consolidated subsidiaries (collectively, "the Partnership"). The accounts of WSRH VSP Mezz, Club VSP, and their consolidated subsidiaries have been combined in the accompanying combined consolidated financial statements as such entities are under common management and share interests in the Hotel. The effects of all significant intercompany balances and transactions between WSRH VSP Mezz, Club VSP, and their consolidated subsidiaries have been eliminated in combination and consolidation.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The Partnership is operated on a calendar year basis. However, the Hotel's fiscal year comprises 52 or 53 weeks, ending on the Friday closest to December 31. The Hotel's fiscal periods presented for the nine months ended September 30, 2007 and 2006, are the forty-week periods ended October 5, 2007 and October 6, 2006, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, purchased with an original maturity date of three months or less including treasury and government money market funds. The Partnership places its cash and cash equivalents balances with high credit quality and federally insured institutions. Cash and cash equivalents balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured mutual funds.

Cash Held by Hotel Manager

Cash held by hotel manager includes cash of the Partnership held at the Hotel level bank accounts maintained by the hotel manager on behalf of the Partnership.

Restricted Cash

Restricted cash includes amounts reserved for debt service as required pursuant to the terms of the notes payable agreement (note 3). At September 30, 2007, these escrow balances were approximately $782,786 and are included in the accompanying combined consolidated balance sheet.

Inventories

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Investment in Hotel Property

Investment in hotel property is stated at cost and is depreciated using the straight-line method over estimated useful lives of 39 years for building, 15 years for improvements, and 5 years for furniture, fixtures, and equipment.

The Partnership capitalizes expenditures for major additions and improvements and charges operating expenses for the cost of current maintenance and repair expenditures, which do not materially improve or extend the life of the respective assets.

Impairment of Long-Lived Assets

The Partnership periodically reviews the carrying value of the Hotel for impairment if circumstances exist indicating the carrying value of the investment in the Hotel may not be recoverable. If events or circumstances support the possibility of impairment, the Partnership prepares a projection of the undiscounted future cash flows, without interest charges, of the Hotel to determine if the investment is recoverable. If impairment is indicated, an adjustment will be made to the carrying value of the Hotel to reduce the carrying value to its current fair value. The Partnership does not believe that there are any events or circumstances indicating impairment of its investment in the Hotel at September 30, 2007.

Acquisitions

The acquisition of the Hotel was accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Partnership's results of operations from the date of acquisition. The Partnership has used estimates of future cash flows and other valuation techniques to allocate the purchase price of the acquired Hotel among land, building and improvements, furniture, fixtures, and equipment, and other acquired intangibles.

Revenue Recognition

The Partnership recognizes hotel operating revenue on an accrual basis consistent with the Hotel's operations.

The Hotel offers individuals the option to become members of its golf, marina, tennis, and social clubs. These individuals are required to pay a one time initiation fee and annual membership dues. Currently, the fees are non-refundable as these fees and dues offer members exclusive rights to use the Hotel's golf course, marina and tennis facilities located on the Hotel's property for the duration of their membership. The memberships do not have stated terms and are not transferable.

The Partnership defers golf, marina, tennis, and social club membership fees and recognizes revenue over the average expected life of an active membership (currently seven years) on a straight-line basis. Golf, marina, tennis, and social club annual dues are recognized as earned throughout the membership year. At September 30, 2007, deferred membership revenue was approximately $948,181. The Partnership recorded revenue of approximately $2,938,265 and $2,828,605 for the nine months ended September 30, 2007 and 2006, respectively, and is recorded in other revenue in the accompanying combined consolidated statement of operations.

Derivatives and Hedging Instruments

The Partnership may use derivative instruments such as interest rate swaps and caps primarily to manage exposure to variability of cash flows to be paid related to interest rate risks inherent in variable rate debt. All of the Partnership's derivatives are recognized as assets or liabilities on the balance sheet and are recorded at fair value. The Partnership does not enter into derivatives for speculative or trading purposes.

To the extent the Partnership designates a derivative as a hedging instrument, the effective portion of change in the fair value of the derivative would initially be reported in other comprehensive income (loss) and subsequently recognized in the income statement when the hedged transaction affects income. The ineffective portion of the change in the fair value would be recognized as interest expense. The Partnership would classify such derivatives as cash flow hedges and formally document all relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions and how hedge effectiveness and ineffectiveness will be measured.

To the extent the Partnership does not designate a derivative as a hedging instrument, the change in the fair value of the derivative is reported in current earnings (other income or expense).

Income Taxes

No provision for income taxes has been made as the liability for such taxes is that of the partners of the Partnership. The Partnership is subject to certain state and local income taxes which are not material to the financial statements.

Deferred Financing Costs

Loan fees and costs have been deferred and are being amortized over the term of the loan. Deferred financing costs of $877,089 are shown net of accumulated amortization at September 30, 2007.

Use of Estimates

In preparing the combined consolidated financial statements in conformity with U.S. generally accepted accounting principles, management of the Partnership makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Asset Retirement Obligations

Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations,* requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. During 2005, Financial Accounting Standards Board Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations,* was issued, clarifying the required accounting and measurement process for an asset retirement obligation for which settlement is subject to uncertainties that may or may not be within the control of an entity (a conditional asset retirement obligation). In connection with the issuance of FIN 47 the Partnership evaluated any potential asset retirement obligations including those related to disposal of asbestos-containing materials. Based on this review conducted in the year of acquisition, the Partnership did not identify any significant conditional asset retirement obligations related to the Hotel.

(3)   Notes Payable

On June 17, 2005, the Partnership obtained a loan in the amount of $47,000,000 to fund the acquisition of the Hotel. The loan was secured by the Hotel and required monthly installments of interest-only payments at a rate of one-month LIBOR plus 1.27% through maturity on July 9, 2008. The loan allowed for two one-year extensions of the maturity date if certain conditions were satisfied.

In addition to the above loan, on June 17, 2005, the Partnership obtained a mezzanine note totaling $6,750,000 to fund the acquisition of the Hotel. The mezzanine note was payable in monthly installments of interest only at a rate of one-month LIBOR plus 4.88% through maturity on July 9, 2008 and was unsecured. The mezzanine note allowed for two one-year extensions of the maturity date if certain conditions were satisfied.

On April 9, 2007 the notes payable related to the Partnership were refinanced with a new lender. The refinanced note payable was for $89,250,000. The note is payable in monthly installments of interest-only payments and bears interest at LIBOR plus 1.55% (5.12% at September 30, 2007) with an initial maturity date of May 1, 2009. In addition, the loan allows for three one-year extensions of the maturity date if certain conditions are satisfied.

WSRH VSP MEZZ, LP AND WSRH CLUB VSP, LLC

(A Delaware Limited Partnership and A Delaware Limited Liability Company)

Notes to Combined Consolidated Financial Statements
(unaudited)
September 30, 2007

In connection with the above mentioned April 2007 note, the Partnership entered into the following interest rate cap agreement that continued to be in place as of September 30, 2007:

Instrument	Notional amount	Cap rate	Expiration date	Cap premium	Fair value of interest rate cap at September 30, 2007
Interest rate cap	$ 89,250,000	6.25%	May 1, 2009	$ 22,378	6,620

The Partnership elected to not designate the interest rate caps as hedges under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and, as such, the Partnership recognizes changes in fair value into earnings. For the nine months ended September 30, 2007 and 2006, the Partnership recognized a loss of $37,971 and $8,982, respectively, which is included in other operating expenses in the accompanying combined consolidated statement of operations. The loss during the nine months ended September 30, 2007 and 2006 includes $22,213 and $8,982, respectively, related to interest rate cap agreements that were settled for $91,000 in April 2007.

(4) Due from Affiliate

The due from affiliate primarily relates to cash proceeds from the April 2007 debt refinancing held by an affiliate offset by payments made by the affiliate on behalf of the Partnership.

(5) Management Agreement

On June 17, 2005, the Partnership entered into a Management Agreement with Renaissance Hotel Operating Partnership (Renaissance or Manager). The Management Agreement expires in 2025 with three automatic extensions for periods of 10 years each. The Management Agreement requires a base management fee equal to 3% of gross revenues (as defined) and an incentive management fee equal to 20% of available cash (as defined). Pursuant to the terms of the Management Agreement, Renaissance provides the Hotel with various services and supplies, including marketing, reservations, construction management, and insurance. Renaissance also provides working capital sufficient to fund the day-to-day operations of the Hotel.

Base management fee expense was approximately $1,059,223 and $1,065,920, respectively, for the nine months ended September 30, 2007 and 2006, respectively. There were no incentive management fees in the periods presented.

The Manager is responsible for maintaining the Hotel's furniture, fixtures, and equipment and making purchases as considered necessary. Pursuant to the Management Agreement, the Partnership is responsible for funding an escrow account (the FF&E Reserve) with 4% of the Hotel's gross revenue, as defined in the Management Agreement, for capital expenditures and the replacement or refurbishment of furniture, fixtures, and equipment of the Hotel. Upon purchase of furniture, fixtures, and equipment, the Manager requests reimbursement from the FF&E Reserve. At September 30, 2007, the FF&E Reserve balance was approximately $625,195 and is included in restricted cash in the accompanying combined consolidated balance sheet.

(6) Employee Benefit Plan

Renaissance sponsors and maintains a 401(k) savings plan in which full-time employees of the Hotel are offered participation upon completion of one year of service. Employee contributions to the plan are matched by Renaissance on a percentage basis up to 6% of employee salaries. Renaissance's contributions for the nine months ended September 30, 2007 and 2006, respectively, were approximately $276,940 and $244,024, which were reimbursed by the Partnership, and are recorded in general and administrative expenses in the accompanying combined consolidated statement of operations.

(7) Oversight Agreement

On June 17, 2005, the Partnership entered into an Oversight Agreement with SCS Hotels, Inc. (SCS). The Oversight Agreement expires in one year with a one-year automatic extension period. The Partnership extended the Oversight Agreement for one year effective June 17, 2006. The Oversight Agreement requires a fee of $25,000 per quarter. Pursuant to the terms of the Oversight Agreement, SCS advises the Partnership in various areas, including monitoring of Hotel operations, budgets, capital expenditures, and marketing. Oversight fees of approximately $75,000 are included in management fee expense on the accompanying combined consolidated statement of operations for the nine months ended September 30, 2007 and 2006.

(8) Commitments and Contingencies

The nature of the operations of the Hotel exposes it to the risk of claims and litigation in the normal course of its business. Although the outcome of such matters cannot be determined, management believes the ultimate resolution of these matters will not have a material adverse effect on the financial position or operations of the Partnership.

(9)   Ground Rent

The Hotel is subject to a long-term ground leases for the hotel, golf course, and marina (the Ground Leases), which have original terms between 99 and 100 years. Rental payments related to one parcel of the hotel, golf course, and the marina increase by the Consumer Price Index (CPI) annually. Rental payments on a second parcel of the main resort increase by 2% annually. Total ground rent expense for the nine months ended September 30, 2007 and 2006, respectively, was $1,311,295 and $1,256,250. As the lease provides for determinable increases in minimum lease payments over the term of the lease, ground rent expense accrues on a straight-line basis. Related adjustments increased ground rent expense by approximately $116,348 and $117,915 for the nine months ended September 30, 2007 and 2006, respectively. Future minimum lease payments are as follows:

2007	$ 437,098
2008	1,543,000
2009	1,546,000
2010	1,548,000
2011	1,550,000
2012	1,552,000
Thereafter	131,494,000
	$ 139,670,098

(10)   Subsequent Event

On December 14, 2007, the Partnership sold the Hotel to FelCor Lodging Trust Incorporated for approximately $112,500,000.

Exhibit 99.5

FelCor Lodging Trust Incorporated
Unaudited Pro Forma Financial Statements

On December 14, 2007, FelCor Lodging Trust Incorporated (FelCor) and FelCor Lodging Limited Partnership completed the acquisition of the Renaissance Esmeralda Resort and Spa (the Esmeralda) in Indian Wells, California and the Renaissance Vinoy Resort and Golf Club (the Vinoy) in St. Petersburg, Florida (collectively the Acquired Hotels). The Esmeralda was acquired from WSRH Indian Wells Mezz, LLC (WSRH Indian Wells) and the Vinoy was acquired from WSRH VSP Mezz, LP and WSRH Club VSP, LLC (collectively, WSRH VSP).

The following unaudited pro forma financial statements have been prepared based upon the audited consolidated financial statements of FelCor, the audited consolidated financial statements of WSRH Indian Wells, and the audited combined consolidated financial statements of WSRH VSP for the year ended December 31, 2006; the unaudited consolidated financial statements of FelCor, the unaudited consolidated financial statements of WSRH Indian Wells, the unaudited combined consolidated financial statements of WSRH VSP for the nine months ended September 30, 2007 and 2006; and based upon certain assumptions, as set forth in the notes to the unaudited pro forma financial statements, that we believe are reasonable under the circumstances.

The unaudited pro forma consolidated statements of operations of FelCor for the nine months ended September 30, 2007 and year ended December 31, 2006 reflect the acquisitions of the Esmeralda and the Vinoy as if they had been completed on January 1, 2006.

The unaudited pro forma consolidated balance sheet of FelCor as of September 30, 2007 reflects the acquisitions of the Esmeralda and the Vinoy as if they had been completed on September 30, 2007.

In accordance with the Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), we accounted for the acquisition of the Esmeralda and the Vinoy as a business combination. We allocate the acquisition cost among the assets acquired and liabilities assumed based on their respective values determined in accordance with SFAS 141.

The total acquisition costs for the Esmeralda and the Vinoy consist of the following (in millions):

Assumption of $177 million of mortgage debt	$	177
Cash (1)		48
Total consideration to previous owners of the Vinoy and Esmeralda		225
Costs and expenses (1)		4
Total transaction costs	$	229

(1) These amounts were funded from available cash. Costs and expenses include approximately $2 million of working capital related to the Acquired Hotels.

For purposes of the preparation of the unaudited pro forma financial statements, we have presented the assets and liabilities at their book value except as follows:

- Investment in hotels and other assets (related to memberships acquired at the Vinoy and a below market ground lease assumed at the Vinoy) are recorded at fair value allocated in accordance with SFAS 141 based on the purchase price noted above; and

- Mortgage debt assumed is recorded at fair value based on the expected future debt service payments discounted at risk adjusted market interest rates as of September 30, 2007.

The pro forma adjustments as presented are based on estimates and certain information that are currently available and may change as additional information becomes available, as estimates are refined or as additional events occur. Management does not anticipate that there will be material changes in the total purchase price allocation as presented in these unaudited pro forma financial statements.

The unaudited pro forma financial statements are for illustrative purposes only and do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the transactions occurred on the dates indicated or which may be achieved in the future. In the opinion of management, all material adjustments necessary to reflect the effects of the transactions that can be factually supported within the SEC regulations covering the preparation of unaudited pro forma financial statements have been made.

The unaudited pro forma financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes included in our previous reports filed with the Commission and the consolidated financial statements and accompanying notes of WSRH Indian Wells and the combined consolidated financial statements and accompanying notes of WSRH VSP which are included as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Current Report on Form 8-K/A.

FelCor Lodging Trust Incorporated
Unaudited Pro Forma Balance Sheet
September 30, 2007
(in thousands)

| | Historical | | | FelCor |
	FelCor	Acquired Hotels[(A)]	Pro Forma Adjustments[(B)]	Pro Forma Balance Sheet[(H)]
Assets				
Investment in hotels	$ 2,163,812	$ 138,494	$ 82,159 [(C)]	$ 2,384,465
Investment in unconsolidated entities	123,924	-	-	123,924
Hotels held for sale	-	-	-	-
Cash and cash equivalents	155,583	9,464	(59,444)[(D)]	105,603
Restricted cash	13,736	4,785	-	18,521
Accounts receivable, net of allowance for doubtful accounts	46,953	4,317	-	51,270
Deferred expenses	8,689	1,533	(1,533)[(E)]	8,689
Condominium development project	2,245	-	-	2,245
Other assets	31,207	2,624	3,576 [(F)]	37,407
Total assets	2,546,149	161,217	24,758	2,732,124
Liabilities and Stockholders' Equity				
Debt	1,294,550	177,225	(1,258)[(E)]	1,470,517
Distribution payable	27,277	-	-	27,277
Accrued expenses and other liabilities	146,186	10,957	(949)[(F)]	156,194
Total liabilities	1,468,013	188,182	(2,207)	1,653,988
Commitments and contingencies				
Minority interest in FelCor LP	12,182	-	-	12,182
Minority interest in other partnerships	25,124	-	-	25,124
Stockholders' equity:				
Series A Cumulative Convertible Preferred Stock	309,362	-	-	309,362
Series C Cumulative Redeemable Preferred Stock	169,412	-	-	169,412
Common stock, $.01 par value	694	-	-	694
Additional paid-in capital	2,066,585	-	-	2,066,585
Accumulated other comprehensive income	27,897	-	-	27,897
Accumulated deficit	(1,399,490)	(26,965)	26,965 [(G)]	(1,399,490)
Less: Common stock in treasury	(133,630)	-	-	(133,630)
Total stockholders' equity	1,040,830	(26,965)	26,965	1,040,830
Total liabilities and stockholders' equity	$ 2,546,149	$ 161,217	$ 24,758	$ 2,732,124

See accompanying notes to consolidated financial statements.

3

FelCor Lodging Trust Incorporated
Notes for Unaudited Pro Forma Balance Sheet

A. Represents the combined historical balance sheet for WSRH Indian Wells and WSRH VSP. The presentation of this historical financial information for WSRH Indian Wells and WSRH VSP has been reclassified to conform with the presentation of our financial statements with no effect to total assets, liabilities or owners' equity.

B. Represents pro forma adjustments that are necessary to reflect the purchase and adjustment in our cost basis of the Acquired Hotels.

C. Increase historical investment in hotels by $82.0 million to reflect the fair value of the fixed assets acquired.

D. Decrease cash by: (a) $53.0 million to fund the remaining portion of the purchase price, estimated transaction costs, and working capital and (b) $6.4 million for cash not acquired in the transaction.

E. Decrease the historical note payable balance by $1.3 million to reflect the fair value of the notes assumed and remove $1.5 million related historical deferred financing costs.

F. Changes in other assets and accrued expenses and other liabilities related to:
   • Increase other assets by $2.7 million for the fair value of the Vinoy club memberships acquired and $0.9 million for the below market ground lease assumed at the Vinoy;
   • Decrease accrued expenses and other liabilities for $0.9 million of deferred revenue not assumed in the transaction.

G. Eliminate the Acquired Hotels historical deficit.

H. Represents our pro forma balance sheet as adjusted to reflect the acquisition of the Esmeralda and the Vinoy.

FelCor Lodging Trust Incorporated
Unaudited Pro Forma Statement of Operations
Nine Months Ended September 30, 2007
(in thousands, except per share amounts)

	Historical		Pro Forma Adjustments[(B)]		FelCor Pro Forma Statement of Operations[(H)]
	FelCor	Acquired Hotels[(A)]			
Revenues:					
Hotel operating revenue	$ 770,766	$ 66,122	$ -		$ 836,888
Other revenue	921	8,981	-		9,902
Total revenues	771,687	75,103	-		846,790
Expenses:					
Hotel departmental expenses	246,134	37,425	-		283,559
Other property related costs	207,260	19,775	-		227,035
Management and franchise fees	40,718	2,396	(150)	[(C)]	42,964
Taxes, insurance and lease expense	92,387	4,188	9	[(D)]	96,584
Abandoned projects	22	-	-		22
Corporate expenses	15,732	-	-		15,732
Amortization of membership dues	-	-	660	[(E)]	660
Depreciation	80,729	6,707	(654)	[(F)]	86,782
Total operating expenses	682,982	70,491	(135)		753,338
Operating income	88,705	4,612	135		93,452
Interest expense, net	(68,734)	(8,330)	(1,001)	[(G)]	(78,065)
Charge-off of deferred financing costs	-	-	-		-
Early extinguishment of debt	-	-	-		-
Income (loss) before equity in income from unconsolidated entities, minority interests and sale of assets	19,971	(3,718)	(866)		15,387
Equity in income from unconsolidated entities	19,511	-	-		19,511
Minority interests	463	-	-		463
Loss on sale of other assets	-	-	-		-
Gain on sale of condominiums	18,493	-	-		18,493
Income (loss) from continuing operations	$ 58,438	$ (3,718)	$ (866)		$ 53,854
Basic income from continuing operations per common share	$ 0.48				$ 0.40
Basic weighted average common shares outstanding	61,582				61,582
Diluted income from continuing operations per common share	$ 0.47				$ 0.40
Diluted weighted average common shares outstanding	61,908				61,908

See accompanying notes to consolidated financial statements.

FelCor Lodging Trust Incorporated
Unaudited Pro Forma Statement of Operations
Year Ended December 31, 2006
(in thousands, except per share amounts)

	Historical		Pro Forma		FelCor Pro Forma
	FelCor	Acquired Hotels[(A)]	Adjustments[(B)]		Statement of Operations[(H)]
Revenues:					
Hotel operating revenue	$ 990,959	$ 84,280	$ -		$ 1,075,239
Other revenue	79	10,091	-		10,170
Total revenues	991,038	94,371	-		1,085,409
Expenses:					
Hotel departmental expenses	319,731	47,970	-		367,701
Other property related costs	270,301	24,258	-		294,559
Management and franchise fees	51,237	3,025	(200)	[(C)]	54,062
Taxes, insurance and lease expense	112,052	6,130	12	[(D)]	118,194
Abandoned projects	33	-	-		33
Corporate expenses	23,308	-	-		23,308
Amortization of membership dues	-	-	879	[(E)]	879
Depreciation	94,579	6,806	1,265	[(F)]	102,650
Total operating expenses	871,241	88,189	1,956		961,386
Operating income	119,797	6,182	(1,956)		124,023
Interest expense, net	(110,867)	(8,039)	(3,932)	[(G)]	(122,838)
Charge-off of deferred financing costs	(3,562)	-	-		(3,562)
Early extinguishment of debt	(12,471)	-	-		(12,471)
Gain on swap termination	1,715	-	-		1,715
Loss before equity in income from unconsolidated entities, minority interests and sale of assets	(5,388)	(1,857)	(5,888)		(13,133)
Equity in income from unconsolidated entities	11,537	-	-		11,537
Minority interests	2,508	-	-		2,508
Loss on sale of other assets	(92)	-	-		(92)
Gain on sale of condominiums	-	-	-		-
Income (loss) from continuing operations	$ 8,565	$ (1,857)	$ (5,888)		$ 820
Basic and diluted loss from continuing operations per common share	$ (0.50)				$ (0.62)
Weighted average common shares outstanding	60,734				60,734

See accompanying notes to consolidated financial statements.

FelCor Lodging Trust Incorporated
Notes for Unaudited Pro Forma Statement of Operations

A. Represents the combined historical results of operations for WSRH Indian Wells and WSRH VSP. Reclassifications have been made to conform to our presentation with no effect to previously reported net loss.

B. Represents certain adjustments to the historical results of operations for WSRH Indian Wells and WSRH VSP.

C. Reduction of management fee expense related to the Acquired Hotels to reflect costs associated with oversight agreements that were in place but were not assumed in the transaction.

D. Adjustment to the taxes, insurance and lease expense to reflect the increase in rent expense related to the fair value of the Vinoy ground lease acquired over 80 years, the remaining term of the ground lease.

E. Adjustment to reflect the amortization of the fair value of the Vinoy club memberships acquired over their estimated remaining life of three years.

F. Adjustment to depreciation expense for investment in hotels to reflect expected depreciation based on FelCor's purchase price allocations using a weighted-average depreciable life for the acquired investment in hotels of approximately 33 years.

G. Adjustment to reflect interest on the assumed notes for the entire period presented and to eliminate historical amortization of deferred financing costs related to the Acquired Hotels. The assumed notes have a variable interest rate based on LIBOR. If LIBOR were to increase by 12.5 basis points, our annual interest expense would increase by approximately $222,000. If LIBOR were to decrease by 12.5 basis points our annual interest expense would decrease by the same amount.

H. Represents our pro forma statement of operations as adjusted to reflect the acquisition of the Esmeralda and the Vinoy.